Filed by Precise Software Solutions Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Precise Software Solutions Ltd.
Commission File No.: 0-30828

Commission File No.: 0-30828

This filing relates to a proposed merger between an indirect wholly owned subsidiary of VERITAS Software Corporation, a Delaware corporation (“VERITAS Software”), and Precise Software Solutions Ltd., an Israeli corporation (“Precise”), pursuant to the terms of an Agreement and Plan of Merger dated as of December 19, 2002 (the “Merger Agreement”), by and among VERITAS Software, Precise, and Argon Merger Sub Ltd., an Israeli corporation.

Precise issued the following press release on June 26, 2003:

FOR IMMEDIATE RELEASE

Precise Software Solutions Receives Tax Ruling
Related to VERITAS Transaction

WESTWOOD, Mass., June 26, 2003 – Precise Software Solutions (Nasdaq: PRSE), the leader in optimizing customers’ business through Application Performance Management, announced today that it has received a ruling from the Israeli income tax authorities regarding certain Israeli tax matters related to the proposed merger of Precise with a subsidiary of VERITAS Software Corporation (Nasdaq: VRTS). The ruling clarifies whether Israeli tax will be required to be withheld at source with respect to the consideration to be paid by VERITAS, from which classes of Precise shareholders such withholding tax must be withheld and the rate of withholding. The ruling also addresses the tax treatment of options to purchase Precise ordinary shares which will be assumed by VERITAS and converted into the right to purchase shares of VERITAS common stock.

The following is a general description of the principal elements of the ruling. Precise shareholders are strongly encouraged to consult their tax advisors regarding the applicability to them of the ruling.

Israeli Withholding Tax

In general, under the ruling, VERITAS is not required to withhold at source Israeli tax payable by Precise’s shareholders, other than with respect to the following specific categories of shareholders:

  Holders of Precise ordinary shares who are Israeli residents and who elect to receive the mixed consideration, as described in the proxy statement/prospectus, will be subject to withholding of 1% of the consideration received by such holders in the event the value of the consideration exceeds $16.50 per share.

  Holders of Precise ordinary shares which were acquired prior to the date of Precise’s initial public offering will be subject to withholding at a rate of 25% of the consideration paid for such shares. This withholding will not apply to non-Israeli resident employees of Precise’s US subsidiary who were not Israeli residents on the date of the initial public offering who hold less than 10% of the outstanding Precise ordinary shares.

Stock Options

With respect to holders of options to purchase Precise ordinary shares, the ruling provides that:

  The exchange of options to purchase Precise ordinary shares which were granted under Section 102 of the Israeli Income Tax Ordinance for options to purchase shares of VERITAS common stock will not result in immediate Israeli taxation. Taxation will be deferred until the actual sale of the VERITAS shares by the option holder, or the receipt by the option holder of the shares from the trustee holding them. The exchange of options will not cause the restarting of the two-year lock-up period required under Section 102.

  The exchange of other options to purchase Precise ordinary shares issued to Israeli residents or to persons who were Israeli residents at the time of grant for options to purchase shares VERITAS common stock is a taxable event and is subject to withholding tax at source at the rate of 50% of the value of the consideration. However, if the options of VERITAS are held by Precise’s trustee from the exchange date, the exchange will not result in a taxable event and taxation will be deferred until the exercise of the options or the receipt by the option holder of the options from the trustee holding them.
  The exchange of Precise ordinary shares which were issued upon the exercise of options granted under a stock option plan, which shares are subject to Section 102 of the Israeli Income Tax Ordinance and are held by the trustee, will result in a withholding tax of 50% of the amount by which the consideration paid by VERITAS for such shares exceeds the exercise price of the option, less sale expenses. If the shares have not yet been held for two years, the exchange will not be considered a violation of Section 102.

About Precise Software Solutions

Precise Software Solutions, headquartered in Westwood, MA, delivers Precise i3®, a comprehensive solution for Application Performance Management that focuses directly on the end-user experience and delivers a rapid return on technology investments. By continuously monitoring and analyzing all vital components of the application infrastructure, “from URL to SQL and Beyond™", Precise i3® proactively detects and helps to correct the root causes of performance degradation before they affect response times. Precise i3® identifies trends and deviations from the norm, delivering the right balance of performance optimization and strategic business planning.

More than 6,000 leading enterprises worldwide, including 80% of the Fortune 100, are using Precise’s solutions to help maximize their technology investments and meet their business goals. Precise has offices throughout North America, Europe, the Middle East, Far East and Pacific Rim, as well as a global network of resellers and distributors. More information on Precise is available at www.precise.com.

Additional Information:

In connection with the proposed merger of VERITAS Software and Precise Software Solutions, VERITAS Software has filed a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger because it contains important information about the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by VERITAS Software and Precise Software Solutions with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. The proxy statement/prospectus and these other documents also may be obtained for free from VERITAS Software and Precise Software Solutions.

Precise, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Precise shareholders in favor of the matters to be considered at the extraordinary meeting. A description of any interests that the directors and executive officers of Precise may have is available in the proxy statement/prospectus.

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This press release may include estimates and forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements involve a number of risks and uncertainties, including the risk that we will not gain market acceptance of our products and services, the risk that we will not be able to maintain the quality of our end-user customer and partnering relationships, and the risk that we will not manage our business effectively, that could cause the actual results we achieve to differ materially from such forward-looking statements. For more information regarding potential risks, see the proxy statement/prospectus and the “Factors That May Affect Future Results” section of our most recent annual report on Form 10-K and quarterly report on Form 10-Q on file with the SEC. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

Precise i3 is a registered trademark and ” Performance is Our Business” and “from URL to SQL and Beyond” are trademarks of Precise Software Solutions Ltd. All other trademarks and registered trademarks used herein are the property of their respective owners.

Press Contact:

Kevin Rudden, Director of Corporate Communications, Precise Software Solutions
(781) 461-0700 x331, krudden@precise.com